ALEAFIA HEALTH INC. PROVIDES UPDATE ON ACQUISITION OF NIAGARA PROPERTY

TORONTO, July 5, 2018 /CNW/ - Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF) ("Aleafia") or (the "Company"), announces that the agreement of purchase and sale in respect of Aleafia Health Inc.’s proposed acquisition of the property located in Grimsby, Ontario (the "Property") has been amended by the parties to extend the closing date to late July, 2018. The Agreement was amended to allow for the completion of the variance zoning process with the Town of Grimsby.

Once acquired, the Property is expected to house Aleafia’s 160,000 square foot cultivation facility. The proposed transaction was previously announced May 15, 2018.

About Aleafia Health Inc.:

Aleafia Health Inc. is one of Canada's leading, vertically integrated medical cannabis companies with a unique patient-focused, medical cannabis healthcare solution. Led by a distinguished and experienced corporate leadership team, Aleafia Health Inc. is pioneering a patient-centric experience that includes personalized services before, during and after treatment. Aleafia's 22 cannabis clinics are staffed by licensed, practicing physicians. Aleafia Health Inc. has realized sustained patient acquisition growth and retention, underscoring the success of Canada's first "patient-centric" cannabis-based health network. For more information, please visit www.aleafiainc.com.

Aleafia owns 100% of Aleafia Farms Inc., a licensed producer under the Health Canada Access to Cannabis for Medical Purposes Regulations (ACMPR), as well as the land and building in Scugog, Ontario, where the facility operates. Aleafia acquired Aleafia Farms to directly support the Aleafia Network, as a vertically integrated business model.

For More Information

For more information about Aleafia Health Inc., please contact:

Bob Santos
Telephone: (416) 860-5665
Email: media@aleafiainc.com

Investor Relations:
Tyler M. Troup Circadian Group (Investor Relations)
Tel:1-866-950-8300
Email: IR@aleafiainc.com

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FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health’s business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to Aleafia Health’s proposed business, such as failure of the business strategy and government regulation; risks related to Aleafia Health’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Aleafia and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.